

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2015

Via E-mail
Mr. David D. Cates
Chief Executive Officer
Denison Mines Corp.
Atrium on Bay
595 Bay Street,
Suite 402
Toronto, Ontario M5G 2C2

      Re: **Denison Mines Corp.**
             Form 40-F for the Year Ended December 31, 2014
             Filed on March 12, 2015
             File No. 001-33414

Dear Mr. Cates:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining